EX-16.12.a

Law Offices

Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, Pennsylvania  19103-7098
(215) 564-8000

May 3, 2010

Board of Trustees
Genworth Variable Insurance Trust,
a Delaware statutory trust
2300 Contra Costa Boulevard, Suite 600
Pleasant Hill, California 94523

Re:
Plan of Reorganization, dated February 10, 2010 (the “Plan”), adopted by the Genworth Variable Insurance Trust (the “Trust”), a
Delaware statutory trust, to provide for the reorganization of its
Genworth Putnam International Capital Opportunities Fund and
Genworth Thornburg International Value Fund (each an “Acquired
Fund” and together, the “Acquired Funds”) into its Genworth
Enhanced International Index Fund (the “Acquiring Fund”)

Ladies and Gentlemen:

You have requested our opinion concerning certain U.S. federal income tax consequences of the reorganization and liquidation of each Acquired Fund (the “Reorganization”), pursuant to which: (i) on or before the Closing, each Acquired Fund will reduce all, or substantially all, of its assets to cash denominated in U.S. currency, (ii) the transfer by each Acquired Fund of its Net Assets to the Acquiring Fund, (iii) the delivery by the Acquiring Fund of a number of full and fractional Service Class shares of the Acquiring Fund (“Acquiring Fund Shares”) in exchange solely for each Acquired Fund’s Net Assets, (iv) on the Closing Date, each Acquired Fund will make a liquidating distribution to its shareholders of the Acquiring Fund Shares, and (v) the legal existence of each Acquired Fund will be terminated promptly as reasonably possible after the Closing Date. The adoption of the Plan constitutes the adoption of a plan of complete liquidation by each Acquired Fund within the meaning of Section 332 of the Code, as well as the adoption of a constructive "plan of liquidation" by each of the sub-accounts corresponding to the Acquired Funds in which they invest effective on the date the Plan is adopted.

In rendering our opinion, we have reviewed and relied upon:  (a) the Plan, dated February 10, 2010; (b) certain representations concerning the Reorganization made to us by each Acquired Fund and Acquiring Fund, in a letter dated May 3, 2010 (the “Representation Letter”); (c) all other documents, financial and other reports and corporate minutes we deemed relevant or appropriate; and (d) such statutes, regulations, rulings and decisions as we deemed material in rendering this opinion.  All capitalized terms used herein, unless otherwise defined, are used as defined in the Plan.  All “Section” references are to the Internal Revenue Code of 1986, as amended (the “Code”) and all “Treasury Regulations” references are to the regulations promulgated thereunder.

Board of Trustees, Genworth Variable Insurance Trust
May 3, 2010

               Our review of items (a) through (c) of the preceding paragraph has been without independent investigation.  We have also relied upon the truth, authenticity, accuracy and completeness of all documents, certifications and instruments examined and the statements, covenants, representations and warranties contained therein, the genuineness of all documents submitted to us as originals, the conformity of the originals of all documents submitted to us as certified or photostatic copies and the due execution and delivery of all documents where execution and delivery are pre-requisites to the effectiveness thereof.

For purposes of this opinion, we have assumed that each Acquired Fund and the Acquiring Fund, on the Closing Date of the Reorganization, satisfies, and immediately following the Closing Date of the Reorganization, Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as regulated investment companies.

Based on the foregoing, and provided the Reorganization is carried out in accordance with the applicable laws of the State of Delaware, the terms of the Plan and the statements in the Representation Letter for each Acquired Fund and Acquiring Fund, it is our opinion that for U.S. federal income tax purposes:

1. The Acquired Fund will recognize gain or loss on the sale immediately before Closing of all, or substantially all, of the Acquired Fund’s assets for cash (denominated in U.S. currency) pursuant to Section 1001(a) of the Code;

2. Except with respect to an insubstantial amount, if any, of the Acquired Fund’s assets not converted to cash, the Acquired Fund will recognize no gain or loss on the transfer of its assets consisting solely of cash (denominated in U.S. currency) to the Acquiring Fund in exchange solely for Acquiring Fund Shares pursuant to Section 1001(a) of the Code;

3. The Acquired Fund more likely than not will have an adjusted basis in the Acquiring Fund Shares purchased equal to their cost pursuant to Section 1012(a) of the Code;

4. The Acquired Fund (a) will recognize no gain or loss upon the distribution of the Acquiring Fund Shares received by the Acquired Fund to the Acquired Fund shareholder that is an “80-percent distributee” (within the meaning of Section 337(c) of the Code) in complete liquidation of the Acquired Fund pursuant to Sections 337(a) of the Code; and (b) more likely than not will recognize gain (but not loss) upon the distribution of the Acquiring Fund Shares received by the Acquired Fund to the Acquired Fund shareholders (other than one that is an 80-percent distributee) in complete liquidation of the Acquired Fund in an amount equal to the difference, if any, between the fair market value of the Acquiring Fund Shares distributed and the Acquired Fund’s adjusted basis in such shares pursuant to Sections 336(a) and 336(d)(3) of the Code;

5. The Acquired Fund shareholders, all of which were, on the date the Plan was adopted, and have continued to be at all times through the Closing of the Reorganization, the owners of stock in the Acquired Fund meeting the requirements of Section 332(b)(1) of the Code by reason of being members of the same affiliated group of corporations within the meaning of Section 1504(a) of the Code and Treasury Regulations Section 1.1502-34, will recognize no gain or loss on the receipt by them of the Acquiring Fund Shares in complete liquidation of the Acquired Fund, pursuant to Section 332(a) of the Code, except that such Acquired Fund shareholders will be required to treat as a dividend from the Acquired Fund an amount equal to the dividends paid deduction allowable to Acquired Fund by reason of such distribution pursuant to Section 332(c) of the Code;

Board of Trustees, Genworth Variable Insurance Trust
May 3, 2010

6. The aggregate tax basis of the Acquiring Fund Shares received by an Acquired Fund shareholder that is an 80-percent distributee (within the meaning of Section 337(c) of the Code) will be the same as it would be in the hands of the Acquired Fund pursuant to Section 334(b)(1), and the holding period of such Acquiring Fund Shares received will include the period for which such Acquiring Fund Shares were held by the Acquired Fund pursuant to Section 1223(2) of the Code;

7. The aggregate basis of the Acquiring Fund Shares received by the Acquired Fund shareholders (other than one that is an 80-percent distributee within the meaning of Section 337(c) of the Code) more likely than not will equal the fair market value of the Acquiring Fund Shares at the time of distribution by the Acquired Fund pursuant to Section 334(a) of the Code, and the holding period of such Acquiring Fund Shares received more likely than not will begin on the day following the date of receipt of the Acquiring Fund Shares (cf., Rev. Rul. 54-607, 1954-2 C.B. 177);  and

8. The Acquiring Fund will recognize no gain or loss upon its receipt of the assets of the Acquired Fund in exchange solely for the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

Our opinion is based upon the Code, the applicable Treasury Regulations, the present positions of the Internal Revenue Service (the “Service”) as are set forth in published revenue rulings and revenue procedures, present administrative positions of the Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively.  We do not undertake to make any continuing analysis of the facts or relevant law following the date of the Reorganization.

Our opinion is conditioned upon the performance by the Trust, on behalf of each Acquired Fund and the Acquiring Fund, of their undertakings in the Plan and the Representation Letter.  Our opinion is limited to the transactions incident to the Reorganization described herein, and no opinion is rendered with respect to (i) any other transaction or (ii) the effect, if any, of the Reorganization (and/or the transactions incident thereto) on any other transaction and/or the effect, if any, of any such other transaction on the Reorganization.

This opinion is being rendered to the Acquiring Fund and each of the Acquired Funds, and may be relied upon only by such Funds and the shareholders of each. We hereby consent to the use of this opinion as an exhibit to the Trust’s Registration Statement on Form N-14, and any amendments thereto, covering the registration of Acquiring Fund Shares under the Securities Act of 1933, as amended, to be issued in the Reorganization.

Board of Trustees, Genworth Variable Insurance Trust
May 3, 2010

                                                                                Very truly yours,

/s/Stradley Ronon Stevens & Young, LLP